As filed with the Securities and Exchange Commission on January 19, 2024

REGISTRATION NOS. 333-268913 and 333-268913-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM SF-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EVERGY MISSOURI WEST, INC.	EVERGY MISSOURI WEST STORM FUNDING I, LLC
(Exact name of registrant, sponsor and depositor as specified in its charter)	(Exact name of registrant and issuing entity as specified in its charter)

Delaware	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)

333-268913	333-268913-01
(Commission File Number)	(Commission File Number)

0001955722	0001955844
(Central Index Key Number)	(Central Index Key Number)

44-0541877	92-1105743
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

1200 Main Street Kansas City, Missouri 64105 (816) 556-2200	818 S. Kansas Avenue Topeka, Kansas 66612 (785) 575-6300
(Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)

Heather A. Humphrey

Senior Vice President, General Counsel and Corporate Secretary

Evergy Missouri West, Inc.

1200 Main Street

Kansas City, Missouri 64105 (816) 556-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Michael F. Fitzpatrick, Jr., Esq.	Eric D. Tashman, Esq.
Adam R. O’Brian, Esq.	Norton Rose Fulbright US LLP
Hunton Andrews Kurth LLP	555 California Street
200 Park Avenue	San Francisco, California 94104
New York, New York 10166	(628) 231-6803
(212) 309-1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 2 to the Registration Statement on Form SF-1 (File Nos. 333-268913 and 333-268913-01) of Evergy Missouri West, Inc. and Evergy Missouri West Storm Funding I, LLC is an exhibits-only filing being made solely to amend Item 15 of Part II of the Registration Statement and include the Form of Amended and Restated Limited Liability Company Agreement of Evergy Missouri West Storm Funding I, LLC, filed herewith as Exhibit 3.2, the Form of Indenture between Evergy Missouri West Storm Funding I, LLC and the Trustee (including the forms of the securitized utility tariff bonds), filed herewith as Exhibit 4.1, the Form of Series Supplement for the issuance of Securitized Utility Tariff Bonds, Series 2024-A, between Evergy Missouri West Storm Funding I, LLC and the Trustee (included as part of Exhibit 4.1), filed herewith as Exhibit 4.2, the Form of Securitized Utility Tariff Property Servicing Agreement between Evergy Missouri West Storm Funding I, LLC and Evergy Missouri West, Inc., as Servicer, filed herewith as Exhibit 10.1, the form of Securitized Utility Tariff Property Purchase and Sale Agreement between Evergy Missouri West Storm Funding I, LLC and Evergy Missouri West, Inc., as Seller, filed herewith as Exhibit 10.2, the Form of Administration Agreement between Evergy Missouri West Storm Funding I, LLC and Evergy Missouri West, Inc., as Administrator, filed herewith as Exhibit 10.3, the Form of Opinion of Hunton Andrews Kurth LLP with respect to U.S. constitutional matters, filed herewith as Exhibit 99.2, and the Form of Opinion of Dentons US LLP with respect to Missouri constitutional matters, filed herewith as Exhibit 99.3. This Amendment No. 2 does not modify or amend any provision of the prospectus constituting Part I or the other Items of Part II of the registration statement besides Item 15. Accordingly, this Amendment No. 2 consists only of the facing page, this explanatory note, Part II of the Registration Statement, including the signature page, the exhibit index, and the exhibits filed herewith. The prospectus is unchanged and has therefore been omitted from this filing.

PART II

Information Not Required in Prospectus

Item 12. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the registrant in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated.

Securities and Exchange Commission registration fee	$	*
Printing expenses		*
Trustee fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Rating Agencies’ fees and expenses		*
Structuring agent fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*	To be filed by amendment.

Item 13. Indemnification of Directors and Officers

Evergy Missouri West Storm Funding I, LLC

Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in the limited liability company agreement of a limited liability company, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Under the limited liability company agreement of Evergy Missouri West Storm Funding I, LLC, the issuing entity will indemnify its managers to the fullest extent permitted by law against any liability incurred with respect to their services as managers under the issuing entity’s limited liability company agreement, except for liabilities arising from their own fraud, gross negligence or willful misconduct or, in the case of an independent manager, their bad faith or willful misconduct.

Evergy Missouri West, Inc.

Section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, a Delaware corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Evergy Missouri West’s certificate of incorporation, as amended and restated, and bylaws, as amended and restated, contain provisions that provide for indemnification of officers and directors to the fullest extent permitted by, and in the manner permissible under, applicable state and federal law, including the DGCL.

As permitted by Section 102(b)(7) of the DGCL, Evergy Missouri West’s certificate of incorporation, as amended and restated, contains a provision eliminating the personal liability of a director to Evergy Missouri West or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.

Evergy Missouri West maintains policies insuring its officers and directors against certain civil liabilities, including liabilities under the Securities Act.

Evergy Missouri West has entered into indemnification agreements with each of its directors and certain of its officers and anticipates that it will enter into similar agreements with future officers and directors. Generally, these agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification. The indemnification agreements provide that Evergy Missouri West will pay certain amounts incurred by its directors in connection with any civil, criminal, administrative or investigative action or proceeding. Such amounts include any expenses, including attorneys’ fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings.

The foregoing summaries are necessarily subject to the complete text of the statute, Evergy Missouri West’s amended and restated certificate of incorporation and amended and restated bylaws, the indemnification agreements and the arrangements referred to above and are qualified in their entirety by reference thereto.

Item 14. Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1	Form of Underwriting Agreement****

3.1	Certificate of Formation of Evergy Missouri West Storm Funding I, LLC*

3.2	Form of Amended and Restated Limited Liability Company Agreement of Evergy Missouri West Storm Funding I, LLC***

4.1	Form of Indenture for the issuance of Securitized Utility Tariff Bonds, Series 2024-A, between Evergy Missouri West Storm Funding I, LLC and the Trustee (including forms of the securitized utility tariff bonds)***

4.2	Form of Series Supplement for the issuance of Securitized Utility Tariff Bonds, Series 2024-A, between Evergy Missouri West Storm Funding I, LLC and the Trustee (included as part of Exhibit 4.1)***

5.1	Opinion of Hunton Andrews Kurth LLP with respect to legality****

8.1	Opinion of Hunton Andrews Kurth LLP with respect to federal tax matters****

10.1	Form of Securitized Utility Tariff Property Servicing Agreement between Evergy Missouri West Storm Funding I, LLC and Evergy Missouri West, Inc., as Servicer***

10.2	Form of Securitized Utility Tariff Property Purchase and Sale Agreement between Evergy Missouri West Storm Funding I, LLC and Evergy Missouri West, Inc., as Seller***

10.3	Form of Administration Agreement between Evergy Missouri West Storm Funding I, LLC and Evergy Missouri West, Inc., as Administrator***

21.1	List of Subsidiaries*

23.1	Consent of Hunton Andrews Kurth LLP (included as part of its Opinions filed as Exhibits 5.1 and 8.1)****

24.1 24.2	Power of Attorney of certain directors of Evergy Missouri West, Inc. * Power of Attorney of Neal A. Sharma, director of Evergy Missouri West, Inc. **

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended of The Bank of New York Mellon Trust Company, N.A. for the form of Indenture for the issuance of Securitized Utility Tariff Bonds, Series 2024-A *

99.1	Financing Order*

99.2	Form of Opinion of Hunton Andrews Kurth LLP with respect to U.S. constitutional matters***

99.3	Form of Opinion of Dentons US LLP with respect to Missouri constitutional matters***

99.4	Consent of Independent Manager Nominee****

107.1	Filing Fee Table**

*

Previously filed with the Registration Statement on Form SF-1 of Evergy Missouri West, Inc. and Evergy Missouri West Storm Funding I, LLC (File Nos. 333-268913 and 333-268913-01) filed on December 20, 2022.

**

Previously filed with Amendment No. 1 to the Registration Statement on Form SF-1 of Evergy Missouri West, Inc. and Evergy Missouri West Storm Funding I, LLC (File Nos. 333-268913 and 333-268913-01) filed on October 27, 2023.

***	Filed herewith.
****	To be filed by amendment.

Item 15. Undertakings

a)	The undersigned registrant hereby undertakes that:

i.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

ii.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

b)	As to incorporation by reference:

i.

For purposes of determining any liability under the Securities Act of 1933, each filing of the issuing entity’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c)	As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrants hereby undertake to file an application for the purpose of developing eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on the 19th day of January, 2024.

EVERGY MISSOURI WEST, INC.

By:	/s/ David A. Campbell
Name:	David A. Campbell
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ David A. Campbell David A. Campbell	President and Chief Executive Officer (Principal Executive Officer)	January 19, 2024

/s/ Kirkland B. Andrews Kirkland B. Andrews	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 19, 2024

/s/ Steven P. Busser Steven P. Busser	Vice President and Chief Accounting Officer (Principal Accounting Officer)	January 19, 2024

Evergy Missouri West, Inc. Majority of Board of Directors:

/s/ Mark A. Ruelle	Chair of the Board of Directors	January 19, 2024
*Mark A. Ruelle

/s/ David A. Campbell	Director, President and Chief Executive Officer	January 19, 2024
*David A. Campbell

/s/ Thomas D. Hyde	Director	January 19, 2024
*Thomas D. Hyde

/s/ B. Anthony Isaac	Director	January 19, 2024
*B. Anthony Isaac

/s/ Paul M. Keglevic	Director	January 19, 2024
*Paul M. Keglevic

/s/ Mary L. Landrieu	Director	January 19, 2024
*Mary L. Landrieu

/s/ Sandra A.J. Lawrence	Director	January 19, 2024
*Sandra A.J. Lawrence

/s/ Ann D. Murtlow	Director	January 19, 2024
*Ann D. Murtlow

/s/ Sandra J. Price	Director	January 19, 2024
*Sandra J. Price

/s/ James Scarola	Director	January 19, 2024
*James Scarola

/s/ Neal A. Sharma	Director	January 19, 2024
*Neal A. Sharma

/s/ C. John Wilder	Director	January 19, 2024
*C. John Wilder

* By:	/s/ David A. Campbell
David A. Campbell
Attorney-in fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City Kansas City, State of Missouri, on the 19th day of January, 2024.

EVERGY MISSOURI WEST STORM FUNDING I, LLC

By:	/s/ Geoffrey T. Ley
Name:	Geoffrey T. Ley
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Geoffrey T. Ley	Manager and President (Principal Executive Officer)	January 19, 2024
Geoffrey T. Ley

/s/ Brett Lovell Brett Lovell	Manager, Secretary and Treasurer (Principal Financial Officer) (Principal Accounting Officer)	January 19, 2024